

November 15, 2011

<u>Via Email</u>
Mr. Jeff Ritchie
Chief Executive Officer
Independent Film Development Corporation
6399 Wilshire Boulevard, Suite 507
Los Angeles, California 90048

     Re: Independent Film Development Corporation
                Item 4.01 Form 8-K
                Filed August 5, 2011
                Item 4.01 Forms 8-K/A
                Filed September 1, 2011, November 8, 2011, November 14, 2011
                File No. 000-53103

Dear Mr. Ritchie:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Heather Clark

                      Heather Clark
                      Staff Accountant